================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                                  VSOURCE, INC.
          -----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                   92908B 10 5
          -----------------------------------------------------------
                                 (CUSIP Number)

                           BAPEF Investments XII Ltd.
                          Victoria Road, St. Peter Port
                        Guernsey GY1 3ZD, Channel Islands

                                 with a copy to:
                                  Scott Benner
                      Heller Ehrman White & McAuliffe, LLP
                     Room 6308-6309, 63rd Floor, The Center
                       99 Queen's Road Central, Hong Kong
                                 (852) 2526-6381
          -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2001
             (Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================

                                  SCHEDULE 13D

-------------------
CUSIP No. 92908B105
-------------------
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BAPEF Investments XII Ltd.
           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                      (a)   [ ]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           British Virgin Islands
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                     -----------------------------------------------------------
NUMBER OF SHARES     8       SHARED VOTING POWER
BENEFICIALLY OWNED
                             2,839,558
                     -----------------------------------------------------------
BY EACH REPORTING    9       SOLE DISPOSITIVE POWER
PERSON WITH
                             0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             2,839,558
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,839,558
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.1
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

-------------------
CUSIP No. 92908B105
-------------------
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Baring Asia Private Equity Fund LP1
           EIN: 51-0398789
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                     (a)   [ ]
                                                                     (b)   [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                     -----------------------------------------------------------
NUMBER OF SHARES     8       SHARED VOTING POWER
BENEFICIALLY OWNED
                             349,127
                     -----------------------------------------------------------
BY EACH REPORTING    9       SOLE DISPOSITIVE POWER
PERSON WITH
                             0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             349,127
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           349,127
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 92908B105
-------------------
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Baring Asia Private Equity Fund LP2

           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                     (a)   [ ]
                                                                     (b)   [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                     -----------------------------------------------------------
NUMBER OF SHARES     8       SHARED VOTING POWER
BENEFICIALLY OWNED
                             1,648,806
                     -----------------------------------------------------------
BY EACH REPORTING    9       SOLE DISPOSITIVE POWER
PERSON WITH
                             0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             1,648,806
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,648,806
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.0
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 92908B105
-------------------
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Baring Asia Private Equity Fund LP3

           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                    (a)   [ ]
                                                                    (b)   [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                     -----------------------------------------------------------
NUMBER OF SHARES     8       SHARED VOTING POWER
BENEFICIALLY OWNED
                             465,500
                     -----------------------------------------------------------
BY EACH REPORTING    9       SOLE DISPOSITIVE POWER
PERSON WITH
                             0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             465,500
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           465,500
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.0
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 92908B105
-------------------
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Baring Asia Private Equity Fund LP4

           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                   (a)   [ ]
                                                                   (b)   [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                     -----------------------------------------------------------
NUMBER OF SHARES     8       SHARED VOTING POWER
BENEFICIALLY OWNED
                             354,246
                     -----------------------------------------------------------
BY EACH REPORTING    9       SOLE DISPOSITIVE POWER
PERSON WITH
                             0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             354,246
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           354,246
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                      [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 92908B105
-------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BAPEF Co-Investment LP

           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                     (a)   [ ]
                                                                     (b)   [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                     -----------------------------------------------------------
NUMBER OF SHARES     8       SHARED VOTING POWER
BENEFICIALLY OWNED
                             21,879
                     -----------------------------------------------------------
BY EACH REPORTING    9       SOLE DISPOSITIVE POWER
PERSON WITH
                             0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             21,879
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,879
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.1
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 92908B105
-------------------
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BAPEF Advisers LP

           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                    (a)   [ ]
                                                                    (b)   [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                     -----------------------------------------------------------
NUMBER OF SHARES     8       SHARED VOTING POWER
BENEFICIALLY OWNED
                             2,839,558
                     -----------------------------------------------------------
BY EACH REPORTING    9       SOLE DISPOSITIVE POWER
PERSON WITH
                             0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             2,839,558
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,839,558
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.1
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 92908B105
-------------------
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Baring Asia (GP) Limited

           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                    (a)   [ ]
                                                                    (b)   [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                     -----------------------------------------------------------
NUMBER OF SHARES     8       SHARED VOTING POWER
BENEFICIALLY OWNED
                             2,839,558
                     -----------------------------------------------------------
BY EACH REPORTING    9       SOLE DISPOSITIVE POWER
PERSON WITH
                             0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             2,839,558
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,839,558
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.1
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------


 *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
           RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, US$0.01 par value per share (the "Common Stock") of Vsource, Inc., a Delaware corporation ("Vsource"). The principal executive offices of Issuer are located at 5740 Ralston Street, Suite 110, Ventura, California 93003.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by BAPEF Investments XII, Limited. ("BAPEF XII"), a British Virgin Islands corporation. The principal business of BAPEF XII is to make and hold investments. Mrs. Constance A.E. Helyar and Mr. Andrew W. Guille are the only directors of BAPEF XII.

     BAPEF XII serves as an investment vehicle for a private equity fund composed of several limited partnerships. Investors in BAPEF XII include (i) Baring Asia Private Equity Fund LP 1 ("LP1"), a Delaware limited partnership,
(ii) Baring Asia Private Equity Fund LP2 ("LP2"), a Guernsey limited partnership, (iii) Baring Asia Private Equity Fund LP3 ("LP3"), a Guernsey limited partnership, (iv) Baring Asia Private Equity Fund LP4 ("LP4"), a Guernsey limited partnership and (v) Baring Asia Private Equity Co-Investment LP, a Guernsey limited partnership ("Co-Investment" and together with LP1, LP2, LP3 and LP4, the "Investors"). The principal business of each of the Investors is to make and hold investments.

     BAPEF Advisers LP, a Guernsey limited partnership ("BAPEF Advisers") is the sole general partner of each of the Investors. The principal business of BAPEF Advisers is managing entities whose principal business is to make and hold investments.

     Baring Asia (GP) Limited, a Guernsey company ("Baring Asia," and together with BAPEF XII, the Investors, and BAPEF Advisers, the "Reporting Persons") is the sole general partner of BAPEF Advisers. The principal business of Baring Asia is to act as the general partner of BAPEF Advisers. The directors of Baring Asia are Mrs. Constance A.E. Helyar, Mr. Andrew W. Guille, Mr. David S. Huckfield, Mr. Jean E. Salata and Mr. Tek Yok Hua.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of the Securities Exchange Act of 1934, as amended (the Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists.

     The principal business office and business address for each of BAPEF XII, LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers, Baring Asia and Mrs. Constance A.E. Helyar and Mr. Andrew W. Guille is P. O. Box 13-15, Victoria Road, St. Peter Port, Guernsey GY1 3ZD, Channel Islands. The business address for Mr. David S. Huckfield is 33 Cavendish Square,

London, W1G OBQ, United Kingdom. The business address for Mr. Jean E. Salata is One International Finance Center, 35th Floor, 1 Harbour View Street, Central, Hong Kong SAR, China. The business address for Mr. Tek Yok Hua is 50 Raffles Place 34-03 Singapore Land Towers, Singapore 048623.

     During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     BAPEF XII is a British Virgin Islands corporation. LP2, LP3, LP4 and BAPEF Advisers are each Guernsey limited partnerships. Baring Asia is a Guernsey company. LP1 is a Delaware limited partnership. Mrs. Constance A.E. Helyar, Mr. Andrew W. Guille and Mr. David S. Huckfield are citizens of the United Kingdom. Mr. Jean E. Salata is a citizen of the United States and Mr. Tek Yok Hua is a citizen of Singapore.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Persons acquired interests in Vsource pursuant to the following transactions:

     (a) Prior to the events listed below, BAPEF XII owned 1,666,667 shares of Series A Preferred Stock and 1,388,889 shares of Series B Preferred Stock in NetCel360 Holdings Limited, a Cayman Islands company ("NetCel360"). Pursuant to an Acquisition Agreement dated as of May 24, 2001, as amended as of June 22, 2001 (the "NetCel360 Acquisition Agreement"), Vsource acquired substantially all of the assets of NetCel360, pursuant to which Vsource has issued 2,774,213 shares of its Common Stock to NetCel360. On December 15, 2001, NetCel360 effected a pro-rata distribution of such shares of Vsource Common Stock to NetCel360 shareholders, including 722,493 shares of Common Stock delivered to BAPEF XII. In addition, Vsource is expected to deliver, by December 22, 2001, an additional 935,486 shares of Common Stock to NetCel360, which is then to be distributed to NetCel360 shareholders, as further described in Item 4 below. Pursuant to this additional distribution, BAPEF XII expects to receive from NetCel360 a pro-rata distribution in January 2002 of 243,630 shares of Common Stock, bringing BAPEF XII's total aggregate distribution from the NetCel360 liquidation to 966,123 shares of Common Stock. Because the second tranche of shares has not been distributed by either Vsource or NetCel360, such shares are not included in the calculation of beneficial ownership, but, upon distribution to BAPEF XII, shall be reported in an amendment to this Schedule 13D.

     (b) In April 2001, NetCel360.com Ltd, a Cayman Islands company ("NetCel360.com"), then a wholly-owned subsidiary of NetCel360, entered into a "Bridge Loan

Agreement" with a group of lenders, whereby NetCel360.com issued notes in favor of certain lenders (the "Bridge Loans"), including a note in the principal amount of US$409,920 issued to BAPEF XII (the "BAPEF XII Bridge Loan"). NetCel360, along with another of its subsidiaries, NetCel360 Sdn Bhd, a Malaysian corporation ("NetCel Malaysia") guaranteed NetCel360.com's Bridge Loans made under the Bridge Loan Agreement. The Bridge Loan Agreement was restated as of May 24, 2001 and further amended on June 22, 2001 (the "Amended and Restated Bridge Loan Agreement") to provide for, among other things, the acquisition of NetCel360 by Vsource. Pursuant to the NetCel360 Acquisition Agreement, Vsource assumed, among other liabilities, NetCel360's obligations to guarantee the Bridge Loans, including the US$409,920 BAPEF XII Bridge Loan. The Amended and Restated Bridge Loan Agreement provides that Vsource may elect to discharge certain Bridge Loans, including the BAPEF XII Bridge Loan, by issuing Vsource Common Stock. Pursuant to its election to discharge the Bridge Loans by issuing Common Stock, Vsource delivered 2,117,065 shares of its Common Stock to BAPEF XII on December 18, 2001, as further described in Item 4 below.

     (c) BAPEF XII acquired a Series A Convertible Promissory Note issued by Vsource (the "Series A Convertible Notes") in the principal amount of US$1 million, which is convertible into shares of Vsource Series 3-A Preferred Stock (the "Series 3-A Preferred Stock"), which is convertible into Common Stock, as reported further in Item 4 below. BAPEF XII acquired the US$1 million Series A Convertible Note in consideration of US$1 million consisting of working capital invested by the Investors. Because certain "Conversion Conditions," as further defined and described in Item 4 below, have not been satisfied as of the date of this filing, the effect of such conversions is not included in the calculation of beneficial ownership, but, upon satisfaction of the such conditions shall be reported in an amendment to this Schedule 13D.

     (d) BAPEF XII acquired a Series B Exchangeable Promissory Note issued by Vsource (the "Series B Exchangeable Note") in the principal amount of US$2,050,000, which is exchangeable for Series A Convertible Notes, which are convertible into Series 3-A Preferred Stock, which is convertible into Common Stock, as discussed further in Item 4 below. BAPEF XII acquired the US$2,050,000 Series B Exchangeable Note in partial consideration of (i) US$2,000,000 consisting of working capital invested by the Investors and (ii) US$50,000 earned as a transaction fee in connection with the Series B Exchangeable Note transaction. Because certain "Conversion Conditions," as further defined and described in Item 4 below, have not been satisfied as of the date of this filing, the effect of such conversions is not included in the calculation of beneficial ownership, but, upon consummation of satisfaction of the such conditions shall be reported in an amendment to this Schedule 13D.

     (e) In connection with issuing the Series B Exchangeable Notes, Vsource issued warrants to purchase Vsource Common Stock (the "Series B Warrants"), including a warrant giving BAPEF XII the right to acquire 10,250,000 shares of Common Stock, as reported further in Item 4 below. BAPEF XII acquired the Series B Warrants in connection with its acquisition of the Series B Exchangeable Note. The terms of such purchase provided that BAPEF XII would be entitled to receive a warrant to purchase five shares of Common Stock for each dollar of the principal amount of the Series B Exchangeable Note purchased. Because certain "Conversion Conditions," as further defined and described in Item 4 below, have not been satisfied as of the date of this filing, the effect of such conversions is not included in the calculation of beneficial ownership, but, upon consummation of satisfaction of the such conditions shall be reported in an amendment to this Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Persons entered into each of the transactions described herein for investment purposes. Depending upon evaluations of Vsource's business and prospects, future development, market conditions and other factors, the Reporting Persons may, from time to time, purchase additional Common Stock (or derivatives thereof) or sell or cause to be sold all or a portion of the Common Stock (or derivatives thereof) over which the Reporting Persons exercise voting and dispositive power, either in the open market, in privately negotiated transactions, or otherwise.

     NETCEL360 CLOSING. On June 22, 2001, pursuant to the NetCel360 Acquisition Agreement, Vsource consummated the acquisition of substantially all of the assets of NetCel360, pursuant to which Vsource issued 2,774,213 shares of Common Stock to NetCel360. In connection with the liquidation of NetCel360, BAPEF XII on December 15, 2001 received a pro-rata distribution from NetCel360 of 722,493 shares of Vsource Common Stock. In addition, the NetCel360 Acquisition Agreement provides that an additional 935,486 shares of Vsource Common Stock will be delivered to NetCel360 on or before December 22, 2001. Pursuant to that delayed distribution, BAPEF XII expects to receive in January 2002 a pro-rata distribution from NetCel360 of approximately 243,630 shares of Vsource Common Stock.

     Pursuant to the NetCel360 Acquisition Agreement, Vsource has granted to NetCel360 and NetCel360 stockholders certain registration rights with respect to the Common Stock held by or to be received by NetCel360. In particular, Vsource has agreed to file a shelf registration statement with the Securities and Exchange Commission (the "Commission") by December 22, 2001 with respect to such shares of Vsource Common Stock.

     BRIDGE LOANS. In connection with the NetCel360 acquisition and as discussed in Item 2 above, Vsource assumed, among other things, NetCel360's obligations to guarantee the Bridge Loans, including the US$409,920 BAPEF XII Bridge Loan. The Amended and Restated Bridge Loan Agreement provides that in the event the NetCel360 acquisition is consummated prior to July 31, 2001 (which acquisition was so consummated on June 22, 2001), Vsource may, at its sole discretion, elect to discharge all of its obligations with respect to certain Bridge Loans, including the US$409,920 BAPEF XII Loan, by delivering a number of shares of Vsource Common Stock equal to the sum of the then outstanding principal amount of such Bridge Loan and interest thereon divided by US$0.20. In order to exercise this election, Vsource was to (i) deliver a notice no later than December 15, 2001 to the Bridge Loan lenders (the "Notice") setting forth the amount of its available cash and election to discharge the Bridge Loans as described above and (ii) tender, within 15 days after the date of the Notice, shares of Common Stock to the Bridge Loan Lenders in the amounts as described above. Notwithstanding this election by Vsource, if the aggregate amount of Vsource's available cash at the time of the Notice was greater than US$7,000,000, then by written notice delivered to Vsource within 12 days after Vsource's delivery of the Notice to the Bridge Loan lenders, each such Bridge Loan

Lender could, at its sole discretion, elect to receive in lieu of such shares of Common Stock payment of cash equal to one-half of the then-outstanding principal amount of such lender's Bridge Loan and interest thereon. The US$0.20 exchange factor is subject to certain customary adjustments for events such as stock splits, dividends, recapitalizations and the like, or a sale of shares below US$0.10 per share.

     At the 2001 annual meeting of Vsource stockholders held on November 20, 2001, Vsource shareholders approved the issuance of Common Stock to discharge its obligations under these Bridge Loans. As discussed in Item 3, above, BAPEF XII was a Bridge Loan lender with respect to the US$409,920 BAPEF XII Bridge Loan. BAPEF XII also received a notice from Vsource in December 2001 indicating Vsource had elected to discharge the Bridge Loans by tendering Common Stock. Because Vsource's available cash was then less than the required US$7 million as described above, BAPEF XII did not have the option to receive cash in lieu of Common Stock. On December 18, 2001, Vsource therefore discharged the BAPEF XII Bridge Loan by delivering to BAPEF XII 2,117,065 shares of its Common Stock.

     In addition, in order for Vsource to exercise its rights to deliver shares of Common Stock of the Issuer in discharge of the Bridge Loans, Vsource agreed to grant certain registration rights to the lenders to whom shares of Common Stock are so delivered. In particular, Vsource agreed to prepare and file a shelf registration statement with the Commission with respect to such shares of Common Stock by the later of December 22, 2001 or the issuance of such shares.

     SERIES A NOTES. On June 25, 2001, pursuant to a Convertible Note Purchase Agreement dated as of June 25, 2001 (the "Series A Purchase Agreement"), Vsource issued US$2.3 million in original principal amount of Series A Convertible Notes, with terms as described below. As discussed in Item 3, above, BAPEF XII purchased a Series A Convertible Note from Vsource in the amount of US$1 million.

     The Series A Convertible Notes bear interest at 10.0% per annum, compounded quarterly, and mature on June 23, 2003. Certain wholly-owned subsidiaries of Vsource have guaranteed Vsource's obligations under the Series A Convertible Notes. The Series A Convertible Notes are subordinated to the Bridge Loans made under the Amended and Restated Bridge Loan Agreement. At any time, a holder of a Series A Convertible Note may elect to convert the Series A Convertible Note into a number of shares of Series 3-A Preferred Stock determined by dividing the outstanding principal and interest on the Series A Convertible Note by US$60. All Series A Notes shall be automatically so converted upon election of the holders of Series A Convertible Notes representing 75% of the outstanding principal amount of all then-outstanding Series A Convertible Notes. The US$60 conversion price described above is subject to customary adjustment in the event of stock splits, dividends, recapitalizations and the like.

     SERIES 3-A PREFERRED STOCK. The Series 3-A Preferred Stock to be issued upon conversion of a Series A Convertible Note will have the following characteristics:

     Redemption. In the event that the Conversion Conditions, as defined below, are not satisfied prior to February 15, 2002, or the Conversion Conditions fail to be satisfied at any time after February 15, 2002, then at any time after June 30, 2002, Vsource shall have the right to redeem all shares of Series 3-A Preferred Stock then outstanding at a price per share equal to the Redemption Amount, as defined below. If at any time after February 15, 2002, the Conversion Conditions are not satisfied, then at any time on or after the earlier of June 30, 2002 or a bankruptcy event involving Vsource, each holder of the Series 3-A Preferred Stock may require Vsource to redeem all or any portion of such holder's shares of Series 3-A Preferred Stock at a price per share equal to the Redemption Amount. The "Conversion Conditions" are that either (i) there is an effective amendment to the Issuer's certificate of incorporation increasing the authorized shares of Common Stock of the Issuer to at least 200 million shares and that Vsource stockholders have approved the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock; or
(ii) Vsource has not decided to seek such approval and Vsource has received an opinion of counsel, which has not been withdrawn, to the effect that (x) such approval is not required for the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock; (y) such shares of Common Stock, when issued, will be fully paid, validly issued and non-assessable; and (z) such issuance would not violate the rules or regulations of any securities exchange or market on which any of Vsource's securities are then listed, if any. The "Redemption Amount" with respect to a share of Series 3-A Preferred Stock means an amount in cash equal to the greater of (i) three times (3x) the sum of US$60 (as adjusted for stock splits, stock dividends and the like) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock; and (ii) the fair market value of the Common Stock into which such share of Series 3-A Preferred Stock would be convertible (regardless of any limitations or conditions upon conversion), provided that such fair market value for purposes of determining the redemption amount shall not exceed US$0.35 per share of Common Stock (as adjusted stock splits, stock dividends and similar transactions).

     Voting Rights. The holder of each share of Series 3-A Preferred Stock has the right to one vote for each share of Common Stock into which such Series 3-A Preferred Stock could then be converted (without taking into account any restrictions or conditions on such conversion).

     Dividends. The holder of each shares of Series 3-A Preferred Stock is entitled to receive, when, as and if declared by Vsource's Board of Directors, cumulative dividends equal to 10% of the original issue price per share on an annual basis. Dividends may not be declared and paid on Common Stock unless dividends as set forth above have first been paid or declared and set aside for payment to the holders of the Series 3-A Preferred Stock.

     Conversion. Subject to the Conversion Conditions, each share of Series 3-A Preferred Stock is initially convertible at the option of the holder thereof into a number of shares of Common Stock determined by dividing the sum of US$60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock by US$0.10, subject to adjustment in certain circumstances. Each share of Series 3-A Preferred Stock will automatically be converted into shares of Common Stock at the election of the holders of 75% of the outstanding shares of Series 3-A Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares by Vsource below the conversion price of the shares of Series 3-A Preferred Stock.

     At the 2001 annual meeting of Vsource stockholders held on November 20, 2001, Vsource shareholders approved the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock. However, Vsource has not satisfied the Conversion Conditions as of the date of this Schedule 13D.

     Pursuant to the Series A Purchase Agreement, Vsource has agreed to provide certain registration rights to holders of Series A Convertible Notes if the notes are converted into shares of Series 3-A Preferred Stock and then into Common Stock. In particular, Vsource has agreed to file a shelf registration statement within the later of (a) December 20, 2001 and (b) one month after an issuance of Common Stock pursuant to the conversion of Series 3-A Preferred Stock, as discussed above.

     SERIES B NOTES. Pursuant to an Exchangeable Note and Warrant Purchase Agreement dated July 12, 2001 (the "Series B Exchangeable Note and Warrant Agreement"), Vsource issued US$4,251,500 million in original principal amount of exchangeable promissory notes ("Series B Notes"), with the terms described below and warrants ("Series B Warrants") to purchase an aggregate of 21,257,500 shares of Vsource Common Stock, with the terms described below. As discussed in Item 3, above, BAPEF XII purchased a Series B Exchangeable Note from Vsource in the principal amount of US$2,050,000.

     Interest and Maturity. The Series B Notes bear interest at 10.0% per annum, compounded quarterly, and mature on June 30, 2003.

     Guaranties. Certain wholly-owned subsidiaries of the Issuer have guaranteed the Vsource's obligations under the Series B Notes.

     Automatic Exchange. The Series B Notes will be automatically exchanged, in part, for Series A Notes upon the occurrence of certain events in connection with a letter of credit arrangement with Gateway Manufacturing, Inc. ("Gateway"). Pursuant to the terms of the Series B Exchangeable Note and Warrant Agreement, Vsource may use the proceeds from the Series B Exchangeable Notes only to (i) post a deposit (the "Deposit") with a commercial bank which will support a letter of credit (the "Letter of Credit") for Gateway Manufacturing, Inc. ("Gateway") under an agreement between Vsource and Gateway, (the "Reseller Agreement"), (ii) otherwise provide certain types of credit support for the benefit of Gateway under the Reseller Agreement or (iii) pay fees and expenses relating to the Series B Exchangeable Notes and Warrants, the letter of credit for Gateway or other credit support. In the event that the issuer of the Letter of Credit withdraws funds from the Deposit to reimburse a draw on the Letter of Credit, and those funds are not replaced by Vsource within three business days, then a portion of each holder's Series B Exchangeable Note equal to the holder's pro rata portion of the unreimbursed withdrawal will be automatically exchanged for a Series A Convertible Note of equal principal amount. The exchanged portion of the holder's Series B Exchangeable Note will then be cancelled.

     Voluntary Exchange. If a Series B Exchangeable Note is not paid in full on or after February 15, 2002, a holder of a Series B Note may elect to exchange the Series B Note, in whole or in part, for a Series A Note.

     Conversions. The Series A Notes issued upon exchange of Series B Notes will have the same terms as the Series A Notes described above (including the right to convert such notes into Series 3-A Preferred Stock), with the terms and conditions described above.

     Voluntary Prepayment. Vsource may prepay the Series B Exchangeable Notes, in whole or in part, at any time.

     Mandatory Prepayment. The Series B Exchangeable Notes must be repaid if and to the extent that: (i) the proceeds from the sale of the Series B Exchangeable Notes and Series B Warrants are no longer needed for credit support under the Reseller Agreement with Gateway (including if the Deposit is no longer required as a result of the termination or expiration of the Reseller Agreement); or (ii) Vsource raises more than $6 million as a result of (x) the issuance and sale of Series A Convertible Notes for cash or (y) the offering by Vsource of Common Stock by way of a rights offering to its stockholders or sales of Series A Convertible Notes.

     Registration Rights. The Series B Exchangeable Note and Warrant Purchase Agreement provides that Vsource will provide certain registration rights to holders of the Series B Exchangeable Notes if the notes are exchanged for Series A Convertible Notes and thereafter converted into Series 3-A Preferred Stock and then converted into Vsource Common Stock. In particular, Vsource has agreed to file a shelf registration statement within the later of (a) December 20, 2001 and (b) one month after an issuance of Common Stock pursuant to the conversion of Series 3-A Preferred Stock, as discussed above.

     SERIES B WARRANTS. Pursuant to the Exchangeable Note and Warrant Purchase Agreement Vsource as discussed above, BAPEF XII purchased Series B Warrants giving it the right to purchase an aggregate of 10,250,000 shares of Common Stock, with the terms described below.

     The Series B Warrants have an exercise price of US$0.10 per share of Common Stock (the "Warrant Shares"). The holder of a Series B Warrant may purchase some or all of the Warrant Shares at any time or from time to time until the fifth anniversary after the issuance of the Series B Warrant. The number of Warrant Shares and/or the exercise price per share (i.e., US$0.10.) will be subject to customary adjustments in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or
(e) a sale of shares below US$0.10 per share.

     The conditions for exercise of the Series B Warrants are the same as for the Series 3-A Preferred Stock, described above, except that the approvals and opinions described shall apply to the shares of Common Stock to be issued on exercise of the Series B Warrants. In the event that the Conversion Conditions are not satisfied prior to February 15, 2002 or the Conversion Conditions fail to be satisfied at any time on or after February 15, 2002, then the holder of the

Series B Warrant may, at any time after June 30, 2002, require Vsource to redeem all or any portion of such Series B Warrant for an amount in cash equal to the product of the number of shares of Common Stock into which the Series B Warrant could have been exercised had the Conversion Conditions been met multiplied by the greater of (i) US$0.30 (as adjusted for stock splits, stock dividends and similar transactions); and (ii) the fair market value of a share of Common Stock, provided that such fair market value for purposes of this calculation not exceed $0.35 per share of Common Stock (as adjusted for stock splits, stock dividends and similar transactions).

     Other than as described in Item 3 and this Item 4, none of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to develop such plans.

     The above summary of the terms of the NetCel360 Acquisition Agreement, the Amended and Restated Bridge Loan Agreement, as amended, the Bridge Loans, Series A Purchase Agreement, Series A Convertible Notes, Series 3-A Preferred Stock, Series B Exchangeable Note and Warrant Agreement, Series B Notes and Series B Warrants is qualified in its entirety by reference to the exhibits attached hereto and expressly incorporated herein by this reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Each of the calculations in this Item 5 are based on 23,548,459 shares of Common Stock outstanding. This number consists of (i) 21,431,394 shares of Common Stock outstanding as of December 6, 2001, as reported in Vsource's most recent quarterly report on Form 10-Q for the period ended October 31, 2001 and
(ii) 2,117,065 shares of Common Stock delivered to BAPEF XII in connection with Vsource's discharge of the US$409,920 BAPEF XII Bridge Loan. For purposes of calculating beneficial ownership of each of the Reporting Persons, as required by rules of the Commission, it is assumed that only the securities convertible into Common Stock held by such Reporting Person are so converted.

     As of the date of this filing, each of the Reporting Persons may be deemed to beneficially own shares of Common Stock as set forth in the following table:

Entity                     Shares of Common Stock    Percent of Common Stock
------                     ----------------------    -----------------------
BAPEF XII                  2,839,558                          12.1%
LP1                        349,127                             1.5%
LP2                        1,648,806                           7.0%
LP3                        465,500                             2.0%
LP4                        354,246                             1.5%
Co-Investment              21,879                              0.1%
BAPEF Advisers             2,839,558                          12.1%
Baring Asia                2,839,558                          12.1%

     The number of shares which each Reporting Person has voting or dispositive power is set forth as follows:

     1.   Sole power to vote or to direct the vote:
          0 shares for each of BAPEF XII, LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers and Baring Asia.

     2.   Shared power to vote or direct the vote:

          BAPEF XII                 2,839,558
          LP1                       349,127
          LP2                       1,648,806
          LP3                       465,500
          LP4                       354,246
          Co-Investment             21,879
          BAPEF Advisers            2,839,558
          Baring Asia               2,839,558

     3.   Sole power to dispose or direct the dispositions of:
          0 shares for each of BAPEF XII, LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers and Baring Asia.

     4.   Shared power to dispose or direct the dispositions of:

          BAPEF XII                 2,839,558
          LP1                       349,127
          LP2                       1,648,806
          LP3                       465,500
          LP4                       354,246
          Co-Investment             21,879
          BAPEF Advisers            2,839,558
          Baring Asia               2,839,558

     Except as reported above, none of the Reporting Persons have effected any other transactions in Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth in this Schedule 13D or in the Exhibits filed herewith and incorporated herein by reference, the Reporting Persons do not have any contracts, arrangement, understandings or relationship (legal or otherwise) with any person with respect to any securities of Vsource, including but not limited to transfer or voting of any of the shares of Common Stock of Vsource, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of Vsource.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.       DESCRIPTION
-----------       -----------
4.1(*)       Certificate of Incorporation of Vsource incorporated herein by reference to Exhibit 3.1 of Vsource's Form 8-K for the events reported on October 30, 2000, filed on November 14, 2000

4.2(*) Certificate of Designation of Series 3-A Preferred Stock incorporated herein by reference to Exhibit 4.1 of Vsource's
             Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

4.3(*)       NetCel360 Acquisition Agreement by and among Vsource and NetCel360 dated May 24, 2001 incorporated herein by reference to Exhibit 2.1 of Vsource's Form 10-Q for the quarter ended April 30, 2001 filed on June 14, 2001

4.4(*) Amendment to NetCel360 Acquisition Agreement dated June 22, 2001 by and between Vsource and NetCel360 incorporated herein by reference to Exhibit 2.2 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

4.5(*) Amended and Restated Bridge Loan Agreement dated May 24, 2001 by and among NetCel360, NetCel360.com, NetCel360 Sdn Bhd, a Malaysian company and certain lenders named therein, incorporated herein by reference to Exhibit 4.2 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

4.6(*) First Amendment to Amended and Restated Bridge Loan Agreement dated June 22, 2001 by and among NetCel360, NetCel360.com,
             NetCel360 Sdn Bhd, a Malaysian company and subsidiary of NetCel360
             ("NetCel Malaysia") and certain lenders named therein, incorporated herein by reference to Exhibit 4.2 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

4.7(*)       Series A Purchase Agreement dated June 25, 2001 by and among
             Vsource, NetCel360.com, NetCel Malaysia and certain purchasers named therein, incorporated herein by reference to Exhibit 4.4 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

EXHIBIT NO.       DESCRIPTION
-----------       -----------
4.8(*)       Series B Exchangeable Note and Warrant Purchase Agreement
             incorporated herein by reference to Exhibit 4.7 to Vsource's
             Form 10-Q for the quarter ended July 31, 2001 filed on
             September 26, 2001

4.9 Series A Convertible Promissory Note dated June 25, 2001 by and between BAPEF XII and Vsource in the principal amount of US$1 million

4.10         Exchangeable Promissory Note dated July 12, 2001 by and between
             BAPEF XII and Vsource in the principal amount of US$2,050,000

4.11         Common Stock Purchase Warrant dated July 12, 2001 by and between
             Vsource and BAPEF XII in connection with right to purchase
             10,250,000 shares of Vsource Common Stock

Exhibit99.1  Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation
             13D-G under the Securities Exchange Act of 1934, as amended

*  Previously filed with the Securities and Exchange Commission

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 19, 2001

BAPEF INVESTMENTS XII, LIMITED                  BARING ASIA PRIVATE EQUITY FUND LP4

By:    /s/  Mrs. C A E Helyar                   By:    /s/  Mrs. C A E Helyar
   ----------------------------                     ------------------------------
Name:  Mrs. C A E Helyar                        Name:  Mrs. C A E Helyar
Title: Director                                 Title: Director, Baring Asia (GP) Limited
                                                       As General Partner of BAPEF
                                                       Advisers LP as General Partner of the
                                                       Baring Asia Private Equity Fund LP4


BARING ASIA PRIVATE EQUITY FUND LP1             BARING ASIA PRIVATE EQUITY FUND
                                                CO-INVESTMENT LP

By:    /s/  Mrs. C A E Helyar                   By:    /s/  Mrs. C A E Helyar
    ------------------------------                  ------------------------------
Name:  Mrs. C A E Helyar                        Name:  Mrs. C A E Helyar
Title: Director, Baring Asia (GP) Limited       Title: Director, Baring Asia (GP) Limited
       As General Partner of BAPEF Advisers            As General Partner of BAPEF Advisers LP as
       LP as General Partner of the Baring             General Partner of the Baring Asia Private
       Asia Private Equity Fund LP1                    Equity Co-Investment LP


BARING ASIA PRIVATE EQUITY FUND LP2             BAPEF ADVISERS LP

By:    /s/  Mrs. C A E Helyar                   By:    /s/  Mrs. C A E Helyar
    ------------------------------                  ------------------------------
Name:  Mrs. C A E Helyar                        Name:  Mrs. C A E Helyar
Title: Director, Baring Asia (GP) Limited       Title: Director, Baring Asia (GP) Limited
       as General Partner of BAPEF Advisers            As General Partner of BAPEF Advisers LP
       LP as General Partner of the Baring
       Asia Private Equity Fund LP2


BARING ASIA PRIVATE EQUITY FUND LP3             BARING ASIA (GP) LIMITED

By:    /s/  Mrs. C A E Helyar                   By:    /s/  Mrs. C A E Helyar
    ------------------------------                  ------------------------------
Name:  Mrs. C A E Helyar                        Name:  Mrs. C A E Helyar
Title: Director, Baring Asia (GP) Limited       Title: Director
       as General Partner of BAPEF Advisers
       LP as General Partner of the Baring
       Asia Private Equity Fund LP3